Exhibit 16.1

October 9, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE: Nutra Pharma Corp. Changes in Registrant’s Certifying Accountant

We have read the statements of Nutra Pharma Corp., pertaining to our firm included under Item 4.01 of Form 8-K dated October 9, 2018 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned “Changes in Registrant’s Certifying Accountant,” of the Current Report on Form 8-K of Nutra Pharma Corp., and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

Certified Public Accountants

Fort Lauderdale, Florida